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                      [OPTIMUM HEALTH SERVICES LETTERHEAD]


November 6, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.   20549

Re:   Optimum Health Services, Inc.
      Registration No. 333-59257


Ladies and Gentlemen:

The undersigned registrant hereby requests withdrawal of the above-referenced Registration Statement on Form SB-2. No sales of securities were made under the registrant's preliminary prospectus dated July 16, 1998 or any amendments thereto.

Very truly yours,

OPTIMUM HEALTH SERVICES, INC.


By: /s/ JASON PATCHEN
   -------------------------------
     Jason Patchen
     Chief Executive Officer